

Mail Stop 3628

March 7, 2016

Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, MI 48265

> **Re:** **Ally Auto Assets LLC / Ally Bank Lease Trust**
> **Registration Statement on Form SF-3**
> **Filed February 8, 2016**
> **File No. 333-209435**

Dear Mr. Farris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please file your outstanding exhibits, including the forms of agreements, with your next amendment.

3.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

4.   Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

5.   Please describe the relationship between Ally Bank Lease Trust and Ally Central Originating Lease LLC so that it is clear why Ally Central Originating Lease LLC is signing the registration statement on behalf Ally Bank Lease Trust. Please refer to Section III.A.6.c of Release No. 33-8518 (Dec. 22, 2004).

Registration Statement Cover Page

6.   The registration statement includes principal executive office addresses for Ally Auto Assets LLC and Ally Central Originating Lease Trust, the latter of which is not one of the two registrants listed on the cover page of the registration statement. Please confirm that the correct entity names are shown and that the registration statement includes the principal executive office address for each of the registrants.

7.   We note your footnote to the Calculation of Registration Fee table indicating that you intend to rely on Rule 457(p). Please revise to state whether the offerings registered on the prior registration statements have been completed or terminated or the prior registration statements have been withdrawn.

Summary, page 2

8.   We note that you indicate that Ally Servicing LLC will act as a sub-servicer in this transaction. Please include bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for this affiliate as well as for any other affiliates that will participate in the servicing for the pool assets.

Description of Auto Lease Business—Acquisition and Underwriting of Motor Vehicle Leases, page 35

9.   We note your disclosure that "[a]pplications are first evaluated through an automated process" and "are approved or declined and credit decisions are made either entirely through the automated process or through the automated process followed by manual review by a credit underwriter." However, the adopting release for Item 1111(a)(8) notes that "where originators may approve loans at a variety of levels, the loans underwritten at

an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Please revise your disclosure to make it clear that applications approved following manual review by a credit underwriter are disclosed as exception applications under Item 1111(a)(8) or advise.

Voting, page 59

10.   We note that the cross-reference in the third paragraph does not match the heading of the section to which it appears you intend to refer ("—The Asset Representations Review Process"). Please revise or advise.

Dispute Resolution, page 61

11.   We note your statement that ". . . any noteholder may, upon discovery of a breach of a representation or warranty related to a lease asset made by ABLT or the sponsor in the transaction documents, which . . . in the case of a noteholder (including a beneficial owner of the notes) . . . results in that noteholder not being made whole, demand that ACOL LLC, on behalf of ABLT, or Ally Bank purchase the related lease asset from the 20   -SN pool." We note also your disclosure in the section beginning on page 104 titled "Book-Entry Registration" indicating that "[n]oteholders will not be recognized by the AART indenture trustee as noteholders as that term is used in the AART indenture, and noteholders will be permitted to exercise the rights of noteholders only, indirectly through DTC and its DTC participants." Please revise one or both of these statements as necessary to explain how a beneficial owner of a note may exercise its rights to demand repurchase of a lease asset and to make it clear that the second statement noted above does not prevent beneficial owners of notes from exercising their rights as otherwise described in the prospectus.

12.   We note your disclosure that "[t]he review period may be extended by up to an additional [30] days if the asset representations reviewer requests missing review materials that are subsequently provided within the [60-day] period . . . ." Please revise your disclosure to describe how the asset representations review will proceed if such missing review materials are not provided.

13.   We note your disclosure that in the event that the asset representations reviewer determines that the representations and warranties related to a lease asset have not failed, any purchase request related to that lease asset will be deemed to be resolved. Please revise this provision to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

The AART Indenture, page 84

14.   We note your disclosure regarding availability of copies of the AART indenture. Please revise to clarify that it is the "final" AART indenture that will be filed with the SEC no later than the date of the filing of the final prospectus for the notes. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Credit Risk Retention—Retained Eligible Horizontal Residual Interest, page 102

15.   We note that, in calculating the fair value of the residual interest, you have assumed that lease assets prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please explain why you believe that assuming a constant prepayment rate is appropriate.

Asset Representations Reviewer, page 146

16.   Your disclosure suggests that a third party may perform pre-closing due diligence services for the transaction. Please confirm that, if you or an underwriter obtains a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter has obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Meeks, Attorney-Adviser, at (202) 551-7146 or me at (202) 551-3850 with any questions.


Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structure Finance


Cc: Janette A. McMahan
     Kirkland & Ellis LLP